UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K


[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

        For the fiscal year ended December 31, 2002


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from           to
                                       ---------    ---------
        Commission file no.:  333-93785


                  Donegal Mutual Insurance Company 401(k) Plan
              ----------------------------------------------------
              (Full title of the plan and the address of the plan,
                if different from that of the issuer named below)


                               Donegal Group Inc.
                                1195 River Road
                          Marietta, Pennsylvania 17547
                     --------------------------------------
                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office)

                            DONEGAL MUTUAL INSURANCE
                              COMPANY 401(k) PLAN








                           FINANCIAL STATEMENTS WITH
                             SUPPLEMENTAL SCHEDULE

                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                                      AND

                          INDEPENDENT AUDITOR'S REPORT


                              McKONLY & ASBURY LLP
[ART]                    CERTIFIED PUBLIC ACCOUNTANTS

                        DONEGAL MUTUAL INSURANCE COMPANY
                                  401(k) PLAN


                               TABLE OF CONTENTS


                                                                       Page

Independent Auditor's Report                                              1


Financial Statements

        Statements of Net Assets Available for Benefits                   3

        Statements of Changes in Net Assets Available for
         Benefits                                                         4

        Notes to Financial Statements                                     5


Supplemental Schedule

        Schedule H - Financial Information (Form 5500)

                Part IV Line 4i - Schedule of Assets Held for
                Investment Purposes at End of Year                       14

                                            CLARENCE E. ASBURY, CPA, CVA
                                            TERRY L. HARRIS, CPA
                                            ROBERT A. ROMAKO, CPA
                                            GARY J. DUBAS, CPA
                                            SCOTT A. HEINTZELMAN, CPA, CMA, CFE
                                            TRACEY L. RASH, CPA

MCKONLY & ASBURY LLP
================================================================================
CERTIFIED PUBLIC ACCOUNTANTS                MEMBERS

                                            AMERICAN AND PENNSYLVANIA
                                            INSTITUTES OF CERTIFIED PUBLIC
                                            ACCOUNTANTS

                                            [ART] INTERNATIONAL GROUP OF
                                            ACCOUNTING FIRMS

                          INDEPENDENT AUDITOR'S REPORT


Donegal Mutual Insurance Company
401(k) Plan
Marietta, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Donegal Mutual Insurance Company 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Donegal Mutual Insurance Company 401(k) Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



       415 FALLOWFIELD ROAD                       MAILING ADDRESS: P.O. BOX 1331
  2ND FLOOR O CAMP HILL, PA 17011        [ART]        HARRISBURG, PA 17105
(717) 761-7910 O FAX (717) 761-7944                 WEB SITE: www.macpas.com

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule H - Financial Information (Form 5500) Part IV Line 4i - Schedule of Assets Held for Investment Purposes At End of Year, referred to as "supplemental schedule", is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                   McKonly & Asbury, LLP

/s/ McKONLY & ASBURY, LLP

Harrisburg, Pennsylvania
June 24, 2003

                        DONEGAL MUTUAL INSURANCE COMPANY
                                   401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2002 AND 2001


                                               2002                                  2001
                                          ------------- ---------------------------------------------------------------
                                                                              Money
                                                                             Purchase         Profit
                                                             401(k)          Pension          Sharing
                                              Total          Account          Account         Account           Total
                                          ------------     -----------     -----------      -----------     ------------
Assets
    Noninterest-bearing cash              $         -      $ 4,581,239     $ 6,818,008      $ 2,101,502     $ 13,500,749
                                          ------------     -----------     -----------      -----------     ------------

    Receivables
      Employer contributions                         -          51,204               -                -           51,204
      Participant contributions                      -          77,394               -                -           77,394
                                          ------------     -----------     -----------      -----------     ------------

    Total receivables                                -         128,598               -                -          128,598
                                          ------------     -----------     -----------      -----------     ------------

    Investments, at fair value
      Interest-bearing cash                  2,387,301               -               -                -                -
      Common/collective trusts               1,374,227               -               -                -                -
      Registered investment
       companies                             8,941,998               -               -                -                -
      Employer securities                    1,479,770          12,726       1,178,708          264,053        1,455,487
                                          ------------     -----------     -----------      -----------     ------------

    Total investments                       14,183,296          12,726       1,178,708          264,053        1,455,487
                                          ------------     -----------     -----------      -----------     ------------

Total assets                                14,183,296       4,722,563       7,996,716        2,365,555       15,084,834
                                          ------------     -----------     -----------      -----------     ------------

Net assets available
 for benefits                             $ 14,183,296     $ 4,722,563     $ 7,996,716      $ 2,365,555     $ 15,084,834
                                          ============     ===========     ===========      ===========     ============

                     The accompanying notes are an integral
                      part of these financial statements.

                        DONEGAL MUTUAL INSURANCE COMPANY
                                   401(k) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                                              2002                                     2001
                                          --------------  ---------------------------------------------------------------
                                                                              Money
                                                                             Purchase         Profit
                                                             401(k)          Pension         Sharing
                                              Total          Account         Account         Account           Total
                                          --------------  --------------  --------------- ---------------  --------------
Additions
    Contributions
      Employer                            $   717,865       $   711,585       $        -     $         -    $    711,585
      Participants                          1,094,702         1,109,400                -               -       1,109,400
      Rollover                                344,991           112,035                -               -         112,035
                                          -----------        ----------       ----------      ----------     -----------

                                            2,157,558         1,933,020                -               -       1,933,020
                                          -----------        ----------       ----------      ----------     -----------

    Investment income
      Interest                                 39,815                 -                -               -               -
      Dividends                                51,781               382           44,192           9,408          53,982
      Net realized/unrealized
       appreciation (depreciation)
       in fair value of investments        (1,569,032)         (482,263)        (443,021)       (131,670)     (1,056,954)
                                          -----------        ----------       ----------      ----------     -----------

                                           (1,477,436)         (481,881)        (398,829)       (122,262)     (1,002,972)
                                          -----------        ----------       ----------      ----------     -----------

Total additions                               680,122         1,451,139         (398,829)       (122,262)        930,048
                                          -----------        ----------       ----------      ----------     -----------

Deductions
    Benefits paid to participants           1,581,660           262,972          740,419         294,574       1,297,965
    Administrative expenses                         -            14,920           24,403           6,833          46,156
                                          -----------        ----------       ----------      ----------     -----------

Total deductions                            1,581,660           277,892          764,822         301,407       1,344,121
                                          -----------        ----------       ----------      ----------     -----------

Net increase (decrease)                      (901,538)        1,173,247       (1,163,651)       (423,669)       (414,073)

Net assets available
 for benefits -
    Beginning of year                      15,084,834         3,549,316        9,160,367       2,789,224      15,498,907
                                          -----------        ----------       ----------      ----------     -----------

    End of year                           $14,183,296        $4,722,563       $7,996,716      $2,365,555     $15,084,834
                                          ===========        ==========       ==========      ==========     ===========

                     The accompanying notes are an integral
                      part of these financial statements.

                        DONEGAL MUTUAL INSURANCE COMPANY
                                  401(k) PLAN

1. DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company (the Company) 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of the Company as of May 1, 1998 are eligible to participate in the Plan immediately. All other employees will be eligible to participate as of the first day of the month after the month in which their employment with the Company commences. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company discontinued their Money Purchase Pension Plan and Profit Sharing Plan on December 31, 1999 and all assets from these two plans were transferred to the 401(k) Plan during the 2000 year. The transfer of investments consisted of cash and 51,110 shares of Donegal Group, Inc. common stock. Separate accounts were established to record the activity of the funds within the 401(k) Account, the Money Purchase Pension Account and the Profit Sharing Account. Effective January 1, 2002, the funds from all three Accounts have been combined and all 2002 activity is recorded on an aggregate basis.

Contributions

Participants may contribute between 1% and 100% (between 1% and 15% in 2001) of their annual compensation up to the maximum limit established by the Internal Revenue Code. The Company will contribute, on behalf of each participant, a sum equal to 100% of the first 3% of participant deferrals and 50% of the next 6%.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the following in accordance with Plan provisions: (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                  (continued)

                        DONEGAL MUTUAL INSURANCE COMPANY
                                   401(k) PLAN

1. DESCRIPTION OF PLAN (Cont'd)

Vesting

Participants are immediately vested in their salary deferral contributions and earnings thereon, as well as all amounts that have been transferred into the Plan from the discontinued Money Purchase Pension Plan and Profit Sharing Plan. Vesting of employer matching contributions and earnings thereon is based on years of service. A participant is 100% vested after 3 years of credited service. Forfeitures arising from distributions to participants who are less than 100% vested will be reallocated to existing participants per guidelines established by the Plan. Forfeitures during 2002 and 2001 amounted to $10,732 and $10,277.

Payment of Benefits

The normal retirement date is the first of the month following attainment of age
65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the Internal Revenue Code.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                                   (continued)

                        DONEGAL MUTUAL INSURANCE COMPANY
                                   401(k) PLAN

Investments

Investments are valued at quoted market prices as determined by the Plan trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                        DONEGAL MUTUAL INSURANCE COMPANY
                                   401(k) PLAN

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Payment of Benefits

Benefits are recorded when paid.


3. INVESTMENTS

Transamerica Life Insurance and Annuity Company (Transamerica) was both the trustee and custodian which held the funds for the Plan and maintained an individual account for each participant during the 2001 year. Contributions made on a participant's behalf under the Plan were directly allocated to that participant's account. During the 2001 Plan year, contributions made to each participant's account were invested, based on the individual's direction, in one or more of nineteen pooled separate accounts or Company stock (see note 5 for Company stock transactions).

On December 31, 2001, the nineteen pooled separate accounts were converted to noninterest-bearing cash to facilitate the January 2, 2002 transfer of funds to Putnam Investments. The total amount of January 2, 2002 Transamerica assets transferred to Putnam Investments was $13,500,749, of which $4,581,239 was transferred from the 401(k) Account, $6,818,008 was transferred from the Money Purchase Pension Account, and $2,101,502 was transferred from the Profit Sharing Account. All Class A and Class B Donegal Group, Inc. common stock shares were also transferred to Putnam Investments on January 2, 2002.

Putnam Investments is both the trustee and custodian which holds the funds for the Plan during the 2002 year and maintains an individual account for each participant. Contributions made on a participant's behalf under the Plan will be directly allocated to that participant's account.

Contributions made to each participant's account will be invested, based on the individual's direction, in one or more of twenty investment options. The twenty options consist of one interest-bearing cash account (money market fund), two common collective trust funds, fifteen registered investment companies (mutual funds), and two classes of employer securities.

                                   (continued)

                        DONEGAL MUTUAL INSURANCE COMPANY
                                   401(k) PLAN

3. INVESTMENTS (Cont'd)

Investments as of December 31, 2002 and 2001 are summarized below (investments that represent 5% or more of the Plan's net assets are separately identified):


                                                       2002          2001
                                                   -----------    ----------
Interest-bearing cash - Putnam Money
  Market Fund                                      $ 2,387,301    $        -
Common collective trusts
  Putnam S&P 500 Index Fund                            880,775             -
  Other                                                493,452             -
Registered investment companies
 PIMCO Total Return                                  1,003,399             -
 The Janus Fund                                        889,324             -
 The George Putnam Fund of Boston                      970,401             -
 Putnam International Growth Fund                    1,088,634             -
 Putnam Equity Income Fund                           2,028,325             -
 Other                                               2,961,915             -
 Employer securities                                                       -
 Class A Donegal Group, Inc. common stock            1,017,396       979,685
 Other                                                 462,374       475,802
                                                   -----------    ----------
                                                   $14,183,296    $1,455,487
                                                   ===========    ==========

During the years ended December 31, 2002 and 2001, the Plan's investments, (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

                                                       2002         2001
                                                   -----------   -----------
Fair value as determined by the trustees
 Interest-bearing cash                             $         -   $         -
 Common collective trusts                             (193,868)            -
 Pooled separate accounts                                    -    (1,207,598)
 Registered investment companies                    (1,423,762)            -
 Employer securities                                    48,598       150,644
                                                   -----------   -----------
                                                   $(1,569,032)  $(1,056,954)
                                                   ===========   ===========

                                  (continued)

                        DONEGAL MUTUAL INSURANCE COMPANY
                                   401(k) PLAN

4. TAX DETERMINATION

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001 that the Plan is designed in accordance with applicable sections of the INTERNAL REVENUE CODE (IRC). Although the Plan has been amended since receiving the determination letter, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                        DONEGAL MUTUAL INSURANCE COMPANY
                                   401(k) PLAN

5. RELATED PARTY AND PARTY-IN-INTEREST

The Plan held 94,641 shares of Class A and 41,100 shares of Class B Donegal Group, Inc. common stock with fair values of $1,017,396 and $462,374 as of December 31, 2002. The Plan held 94,110 shares of Class A and 44,887 shares of Class B Donegal Group, Inc. common stock with fair values of $979,685 and $475,802 as of December 31, 2001. During April of 2001, the Company reclassified their existing common stock as Class B common stock and authorized a one-for-three reverse split of the Class B common stock. Simultaneously, a new class of common stock was authorized as Class A common stock and a stock dividend of two shares of Class A common stock for each share of Class B common stock held of record was declared. The net realized/ unrealized appreciation of the fair value of Donegal Group, Inc. common stock (including Class A and Class
B) during 2002 and 2001 was $48,598 and $150,644. As of December 31, 2002 and
2001, the shares of Donegal Group, Inc. common stock represent more than 5% of net assets available for benefits.

Certain 2002 year Plan investments are interest-bearing cash, common collective trusts and registered investment companies managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain 2001 year Plan investments were pooled separate accounts managed by Transamerica. Transamerica was the trustee for the 2001 year as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.


6. ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Plan's sponsor. No such officer or employee receives compensation from the Plan. Primarily all of the trustee fees and audit fees were paid directly by the Company in 2001 and all of the trustee fees and audit fees were paid directly by the Company in 2002.

                        DONEGAL MUTUAL INSURANCE COMPANY
                                   401(k) PLAN

7. PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                        DONEGAL MUTUAL INSURANCE COMPANY
                                   401(k) PLAN


                             Schedule H (Form 5500)
                     Part IV - Transactions During Plan Year
    Line 4i - Schedule of Assets Held for Investment Purposes At End of Year
             Name of Plan Sponsor: Donegal Mutual Insurance Company
           Name of Plan: Donegal Mutual Insurance Company 401(k) Plan
                   Employer Identification Number: 23-1336198
                          Three-digit Plan Number: 003
                          Year Ending December 31, 2002

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
 (a)   (b) Identity of issue, borrower, lessor,       (c) Description of investment, including    (d) Cost         (e) Current value
           or similar party                               maturity date, rate of interest,
                                                          collateral, or maturity value
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
  *    Putnam Money Market Fund                       Money Market Fund                           **                       2,387,301
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
       Total interest-bearing cash                                                                                         2,387,301
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  *    Putnam Bond Index Fund                         Common Collective Trust                     **                         493,452
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  *    Putnam S & P 500 Index Fund                    Common Collective Trust                     **                         880,775
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
       Total common collective trusts                                                                                      1,374,227
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  *    Putnam Capital Opportunities Fund              Mutual Fund                                 **                         453,830
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
       MSIF Small Company Growth Fund                 Mutual Fund                                 **                         268,156
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
       PIMCO Total Return                             Mutual Fund                                 **                       1,003,399
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
       The Janus Fund                                 Mutual Fund                                 **                         889,324
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  *    The George Putnam Fund of Boston               Mutual Fund                                 **                         970,401
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  *    Putnam Voyager Fund                            Mutual Fund                                 **                         125,345
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  *    Putnam Research Fund                           Mutual Fund                                 **                         547,297
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  *    Putnam Asset Allocation - Growth Portfolio     Mutual Fund                                 **                         264,857
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  *    Putnam Asset Allocation - Balanced Portfolio   Mutual Fund                                 **                         459,168
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  *    Putnam Asset Allocation -                      Mutual Fund                                **                         402,407
       Conservative Portfolio
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  *    Putnam International Growth Fund               Mutual Fund                                 **                       1,088,634
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  *    Putnam Equity Income Fund                      Mutual Fund                                 **                       2,028,325
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  *    Putnam Mid Cap Value Fund                      Mutual Fund                                 **                         164,046
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
       Alger Midcap Growth Institutional Portfolio    Mutual Fund                                 **                          60,498
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
       Neuberger & Berman Genesis Trust               Mutual Fund                                 **                         216,311
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
       Total registered investment companies (mutual funds)                                                                8,941,998
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  *    Donegal Group, Inc.                            Common stock, Class A, 94,641 shares        **                       1,017,396
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  *    Donegal Group, Inc.                            Common stock, Class B, 41,100 shares        **                         462,374
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
       Total employer securities                                                                                           1,479,770
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
       Total investments                                                                                                  14,183,296
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
       * Party-in-interest
------------------------------------------------------------------------------------------------------------------------------------
       ** Historical cost information has not been disclosed for these participant-directed investments.
------------------------------------------------------------------------------------------------------------------------------------

                                       13

                        DONEGAL MUTUAL INSURANCE COMPANY
                                   401(k) PLAN

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in Marietta, Pennsylvania on June 27, 2003.


                                          DONEGAL MUTUAL INSURANCE
                                          COMPANY 401(k) PLAN


                                          By: /s/ Donald H. Nikolaus
                                              --------------------------------
                                              Donald H. Nikolaus, Trustee


                                          By: /s/ Ralph G. Spontak
                                              --------------------------------
                                              Ralph G. Spontak, Trustee


                                          By: /s/ Daniel J. Wagner
                                              --------------------------------
                                              Daniel J. Wagner, Trustee

                        DONEGAL MUTUAL INSURANCE COMPANY
                                   401(k) PLAN

                                  EXHIBIT INDEX

Exhibit Number                        Description
--------------                        -----------
     23             Consent of McKonly & Asbury LLP (filed herewith)

     99 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)






                                       15